Exhibit 100
NICE inContact Recognizes Stand-Out CXone Application Partners at
Second Annual DEVone Partner Conference

2018 DEVone Partner Awards highlight companies who develop and integrate innovative applications for NICE inContact CXone cloud customer experience platform

Salt Lake City, August 28, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced its 2018 DEVone Partner Award winners, who were recognized at the NICE inContact second annual DEVone Partner Conference attended by more than 350 partners and NICE inContact employees. Nearly half of all 100-plus DEVone partners showcased and demonstrated products built for NICE inContact CXone, the world’s #1 cloud customer experience platform.

DEVone Partner Award winners demonstrate innovative and collaborative integrations with NICE inContact CXone to enhance customer experience, as well as a shared vision for CXone. Winners were recognized in the following categories:

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INNOVATOR AWARD: IMImobile and BrandEmbassy were each recognized for recently developing products that help contact centers efficiently deliver great CX and integrate with the NICE inContact CXone cloud platform. With additional messaging, social channels and advanced chat from these partners, CXone helps improve first contact resolution and reduce inbound call volumes.

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RISING STAR AWARD: Textel and Lightico each earned recognition as a new partner showing active engagement and collaboration with NICE inContact co-marketing activities, sponsorships, and opportunities to engage with the sales and services teams. With advanced mobile customer service features from these partners, CXone helps companies differentiate customer service to efficiently and effectively reach users who expect the best service possible using their mobile devices.

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THOUGHT LEADER AWARD: SmartAction and BenchmarkPortal were recognized for helping to educate the market on how to transform customer experience by contributing guest blog posts, acting as panelists, and presenting with NICE inContact at Interactions, the NICE inContact user conference. With efficient omnichannel customer self-service and automated KPI benchmarking features from these partners, CXone helps companies better compete and elevate the customer experience.

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CONNECTION AWARD: NobelBiz earned this award as a partner who connected their technology most often with CXone for NICE inContact customers in the last year. Not only does this require technology that adds real value, but also requires technology that has deep and flexible integration to expedite the plug-in process. With the ability to present a more familiar or local number from this partner, CXone helps companies efficiently and effectively reach more customers through increased outbound contact rates and returned call rates.

The 2018 DEVone Partner Awards concluded the successful showcase that featured NICE inContact DEVone partner companies, product presentations, and first looks into the ground-breaking ways CXone can be customized with DEVone partner applications.

“It’s exciting to see so many innovative applications integrated with the NICE inContact CXone platform, empowering customers to deliver exceptional customer experiences,” said Paul Jarman, CEO NICE inContact. “The annual DEVone Partner Conference provides a great look into how the customer journey can be enhanced with CXone, and the awards highlight the most outstanding achievements by DEVone partners.”

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

DEVone offers customers and partners broad tools and resources to enable them to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how each company works with CXone can visit CXexchange to learn more about the applications and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their applications ready to integrate easily with CXone.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, DMG, and Ventana. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.